[AMAG Pharmaceuticals, Inc. letterhead]

VIA EDGAR

August 24, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:                             AMAG Pharmaceuticals, Inc. (File No.: 001-10865)

SEC Comment Letter dated August 17, 2012

Dear Mr. Rosenberg:

On behalf of AMAG Pharmaceuticals, Inc. (“AMAG”), we refer to the SEC comment letter dated August 17, 2012 sent to AMAG (the “Letter”).  As discussed with Mr. Mark Brunhofer, Staff Accountant, we will be responding to the Letter on or prior to September 14, 2012.  The additional time is required in order to properly review and finalize the responses.

If you require additional information, please telephone the undersigned at (617) 498-3376.

Sincerely,

/s/ Scott A. Holmes
Scott A. Holmes
Chief Accounting Officer, Vice President and Controller

cc:                                Miguel J. Vega, Esq.

Cooley LLP